UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm
Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On June 23, 2026, Einride AB (the “Company”) published a proposal, to be presented at the Company’s Annual General Meeting (“AGM”) to be held on June 30, 2026, to (i) maintain the size of the board of directors of the Company (the “Board”) at nine members, (ii) reelect each of Robert Falck, Roozbeh Charli, Ted Persson, Eric S. Rosenfeld, Gregory Monahan, Gary Hicok, General (Ret.) Keith B. Alexander and Lorenzo Roversi as members of the Board for a term ending on the date of the next annual general meeting of the Company, (iii) reelect Robert Falck as Chairman of the Board for a term ending on the date of the next annual general meeting of the Company and (iv) elect R. Lynn Atchison as a member of the Board for a term ending on the date of the next annual general meeting of the Company. Karin Markides will not stand for reelection to the Board at the AGM.

On the same date, the Company issued a press release announcing the proposed appointment of Ms. Atchison to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release – Einride Appoints Seasoned Public Company Board Director and Financial Executive R. Lynn Atchison to Its Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB
Date: June 23, 2026
	By:	/s/ Viveka Linander Waldenor
		Name:	Viveka Linander Waldenor
		Title:	General Counsel

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